RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

July 14, 2017
VIA EDGAR

Mr. Robert F. Telewicz, Jr. Division of Corporation Finance Securities and Exchange Commission 100 F Street, Mailstop 3233 Washington, DC 20549

Re:	RREEF Property Trust, Inc. File No. 000-55598

Dear Mr. Telewicz:

This letter sets forth the response of RREEF Property Trust, Inc. (the “Issuer”) based on the discussion between the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) and the Issuer by teleconference on June 12, 2017 regarding the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 that was filed with the SEC on March 16, 2017.

The Issuer’s accounting for trailing fees and its consideration of how such trailing fees affect earnings per share as calculated in accordance with ASC 260-10, Earnings Per Share, is provided below.

Share Description

The Issuer has authorized the following common share classes to provide investors with options regarding the amount and timing of offering costs that investors will incur upon investing in the Issuer.

Class	Offering	Investor
A	Public	General public through broker-dealers on a transaction fee basis
I	Public
General public but available for purchase only (1) through fee-based programs, also known as wrap accounts, of investment dealers, (2) through participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (5) by endowments, foundations, pension funds and other institutional investors or (6) by the Issuer’s executive officers and directors and their immediate family members

T	Public	General public through broker-dealers on a transaction fee basis
N	Public
Not for sale to the general public, but only received by a Class T investor whose investment account has reached an underwriting compensation limit of 8.5%, or less as agreed between the dealer manager and the broker-dealer

D	Private	Accredited

The primary purpose of offering various classes of common stock for purchase by investors is to accommodate the different broker-dealer compensation structures utilized in the marketplace. Certain investors wish to make investments on a transaction fee basis by paying upfront commissions, while other investors prefer a smaller upfront commission while agreeing to also pay a commission on a deferred basis over time. Further, some investors utilize managed or fee-based accounts where the investor pays an agreed ongoing fee to his or her advisor (wrap fees) in lieu of an upfront commission. In addition, certain high net worth or institutional investors will require a very low investment cost overall in exchange for a larger investment. An investor typically will consider the time horizon of his or her investment as well as the total expected distribution and broker-dealer costs during the expected investment period when determining which share class to purchase. The rights and preferences of the Issuer’s classes of common stock are included in the Issuer’s Second Articles of Restatement, which was filed with the SEC via Form 8-K on February 17, 2017 (the “Articles”). Article V of the Articles specifies the terms of the Issuer’s various classes of common stock, and provides that any applicable trailing fees are as described in the Issuer’s most recent prospectus and/or private placement memorandum, as applicable. In consideration of all the aforementioned factors, differing broker-dealer compensation structures to accommodate the various investor styles are described in the Issuer’s prospectus or private placement memorandum, as applicable, and are summarized in the table below. Each amount indicated is charged on the net asset value (“NAV”) of the class of common stock. NAV is calculated as set forth in the prospectus based on the estimated fair values of the Issuer’s investments and includes other adjustments that differ from financial information prepared under GAAP. Accordingly, NAV does not equal, and is not intended to equal, the amount of GAAP equity presented in the financial statements.

	Class A	Class I	Class T	Class D	Class N
Upfront sales commission	3.00%	0.00%	3.00%	1.00%	0.00%
Upfront dealer manager fee	0.00%	0.00%	2.50%	0.00%	0.00%
Deferred distribution fee, per annum	0.50%	0.00%	1.00%	0.00%	0.00%
Deferred dealer manager fees, per annum	0.55%	0.55%	0.00%	0.00%	0.00%

Notwithstanding the compensation structure of each of the Issuer’s classes of common stock as shown above, the sales commissions, distribution fees and dealer manager fees, whether paid upfront or over time, represent issuance costs to distribute the shares (“Issuance Costs,” and with respect to the Issuance Costs paid upfront, the “Upfront Issuance Costs,” and with respect to the Issuance Costs paid on a deferred basis, the “Deferred Issuance Costs”). When purchasing a particular class of the Issuer’s common stock, an investor has been informed via the prospectus that its investment will be charged for the Issuance Costs of that class of common stock, both on an upfront and deferred basis, as applicable.

The Issuance Costs are payable to the dealer manager who may re-allow all or a portion of such charges to the broker-dealer participating in the sale. The Upfront Issuance Costs are remitted to the dealer manager at the time of the sale while the Deferred Issuance Costs become payable daily based on the NAV of the class of common stock and are paid monthly to the dealer manager. Upon the sale of a share of the Issuer’s common stock, the Issuer has become obligated to remit those Issuance Costs to the dealer manager as long as the share remains outstanding, subject to certain limitations and caps. Additionally, the dealer manager is not obligated to perform any additional services to be entitled to receive the ongoing Deferred Issuance Costs. As a result, in addition to the Upfront Issuance Costs, the Issuer accrues an estimated amount of total Deferred Issuance Costs to be paid to the dealer manager while the shares remain outstanding, subject to certain limitations and caps. Once a share is redeemed by the investor, no additional Deferred Issuance Costs will be paid with respect to that share. At December 31, 2016, the Issuer had accrued a liability of $2.4 million for Deferred Issuance Costs in its financial statements, with the offset being recorded to additional paid-in capital.

Share Issuance

With respect to the accounting for the Issuance Costs, consider the following example. Assume three investors each submit $100,000 to purchase shares of a class of the Issuer’s common stock in the Issuer’s public offering, with each investor purchasing a different class of the Issuer’s common stock. Regardless of the class of common stock purchased, each investor purchases shares at the gross offering price, which is equal to the NAV of the particular class of common stock plus any Upfront Issuance Costs applicable to such class of common stock. Assuming each class of common stock has the same NAV per share, the differing Upfront Issuance Costs of the various classes of common stock will result in each of the three classes of common stock having a different gross offering price per share, and therefore each of the three investors will purchase a different number of shares. The amount of the Upfront Issuance Costs is deducted from each investor’s total purchase price and is remitted to the dealer manager. Regardless of which class of common stock is purchased, the Issuer receives the same net amount per share (the NAV per share), with the total received from each investment equal to the NAV per share multiplied by the number of shares purchased for each class of common stock. For this example, the total Deferred Issuance Costs are estimated at 10% of the gross amount for the Class A and Class I shares (based on the maximum amount of total underwriting compensation as prescribed by FINRA) and 8.5% for the Class T shares based on the maximum allowed under the terms of the Class T shares set forth in the Articles.

	Class A	Class I	Class T	Total
Per share NAV, base offering price	$13.30	$13.30	$13.30
Upfront sales commission	3.00%	0%	3.00%
Upfront dealer manager fee	0%	0%	2.50%
Gross offering price including upfront fees	$13.70	$13.30	$14.03
Gross amount paid by investor	$100,000.00	$100,000.00	$100,000.00	$300,000.00
Shares purchased at gross offering price	7,299.27	7,518.80	7,127.58	21,945.65
Value of shares at NAV, received by Issuer	$97,080.29	$100,000.00	$94,796.87	$291,877.16
Upfront Issuance Costs	$2,919.71	$0.00	$5,203.13	$8,122.84
Estimated total Deferred Issuance Costs	$7,080.29	$10,000.00	$3,296.87	$20,377.16

With respect to the above example, the Issuer makes the following journal entry at the time the shares are sold.

Cash	$291,877.16
Class A par value ($0.01/share)		$72.99
Class I par value		75.19
Class T par value		71.28
APIC		299,780.54
Upfront Issuance Costs (APIC)	8,122.84
Estimated total Deferred Issuance Costs (APIC)	20,377.16
Accrued liabilities		20,377.16

Subsequent to the purchase of shares by each investor, the Deferred Issuance Costs applicable to those shares will become payable to the dealer manager on a daily basis and paid to the dealer manager monthly. For simplicity, assuming a 30-day month and a static NAV for each class of common stock, the following amounts of Deferred Issuance Costs would become payable to the dealer manager for a month.

	Class A	Class I	Class T	Total
Deferred distribution fee	$39.90	$0.00	$77.92	$117.82
Deferred dealer manager fee	43.89	45.21	0.00	89.10
Total Deferred Issuance Costs	$83.79	$45.21	$77.92	$206.92

From this calculation, the Issuer would record the following journal entry to record the amount of Deferred Issuance Costs currently payable to the dealer manager.

Issuance Costs (APIC)	$206.92
Accounts payable		206.92

In addition, the Issuer would re-evaluate the estimated amount of total Deferred Issuance Costs that may become payable to the dealer manager in the future. Assuming no change to the initial estimate when considering the amount remaining, the Issuer would record the following journal entry to reduce the future liability by the amount that has become currently payable to the dealer manager.

Estimated total Deferred Issuance Costs (APIC)		$206.92
Accrued liabilities	206.92

Issuance Costs under GAAP are costs of raising capital and therefore neither the Upfront Issuance Costs nor the Deferred Issuance Costs impact the Issuer’s net earnings or the Issuer’s earnings per share in the period they are initially recognized. Additionally, the payment of the Deferred Issuance Costs similarly does not impact the Issuer’s net earnings or earnings per share in the period of payment. Any difference between the amount originally accrued for Deferred Issuance Costs and the amount to be paid are reconciled through an adjustment to APIC in the period in which the change in estimate occurs.

Distributions

With respect to distributions, Sections 5.2.4 and 5.5 of the Articles in essence state that distributions are declared on all classes of common stock at the same time, and that the per share amount of the distribution for each class of common stock is as described in the Issuer’s most recent prospectus or private placement memorandum, as applicable. The Issuer’s board of directors has thus far elected to keep the distribution rate at 5% of the Issuer’s total NAV on a quarterly basis. In accordance therewith, the Issuer’s board of directors has historically declared a single distribution rate for all classes of common stock equal to 5% of the total NAV of the Issuer as of the end of a given quarter, to be accrued daily and paid monthly for each of the three months in the following quarter. For example, the Issuer’s board of directors has most recently declared a common stock distribution per share equal to 5% of the Issuer’s total NAV as of June 30, 2017, to be accrued daily during the period July 1, 2017 through September 30, 2017 and paid monthly. In addition, along with the declaration, when determining the amount of distributions payable to each class of common stock, the Issuer’s board of directors instructs the Issuer’s advisor to adjust the base amount of the distribution for the class-specific fees, which are the Deferred Issuance Costs applicable to each class of common stock, in accordance with the record-share method. In this way, the distributions received by the stockholders of each class of common stock will be reflective of the amount of Deferred Issuance Costs applicable to each class of common stock. As noted in a table above regarding the Issuance Costs for each class of common stock, the Issuer’s Class A shares bear total Deferred Issuance Costs equal to 1.05% per annum of the Class A NAV, the Issuer’s Class I shares bear total Deferred Issuance Costs equal to 0.55% per annum of the Class I NAV, and the Issuer’s Class T shares bear total Deferred Issuance Costs equal to 1.00% per annum of the Class T NAV.

The Issuer’s prospectus describes how distributions to each share will be determined. As disclosed on page 9 of the Issuer’s prospectus:

“While the per share distribution amount declared on each of our classes of common stock will be the same, the final amounts paid will be adjusted for class-specific fees. Holders of shares of a class with a relatively higher trailing fee will receive relatively lower distribution amounts as compared to shares of a class with a lower trailing fee.”

The differences in the amount of cash received by each investor are based on the investor’s choice about how to pay for the offering costs. As a result, both the Class A shares and Class T shares will receive a smaller distribution per share than the Class I shares, and the Class A shares will receive slightly less per share than the Class T shares. These differences are reflective of the Deferred Issuance Costs.

Mechanically, after the final determination of total NAV as of June 30, 2017, the Issuer will calculate the base daily distribution rate. As described on pages 145-146 of the Issuer’s prospectus:

“Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on our various classes of shares may differ to the extent of any different allocation of class-specific fees. We expect to use the record-share method of determining the per share amount of distributions on each class of shares, although our board of directors may choose another method. The record-share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on our common stock will be increased by the sum of all class-specific fees accrued for such period. Such amount will be divided by the number of shares of our common outstanding on the record date. Such per share amount will be reduced for each class of common stock by the per share amount of any class-specific fees allocable to such class.”

Continuing with the previous example, assuming a static NAV per share, the distributions to each class of shares are as follows.

Issuer's total NAV at quarter end for all classes	$291,877.16
Declared distribution rate	5%
Days per year	365
Shares outstanding	21,945.65	A
Declared distributions per share per day	$0.00182192	B

Based on this, for a 30-day month, the total distributions declared to stockholders is A x B x 30 = $1,199.50. Then, utilizing the record-share method, the distributions payable to each class of common stock are determined as follows:

	Class A	Class I	Class T	Total
Total distributions declared (A x B)				$1,199.50
Add:
Deferred distribution fee	$39.90	$0.00	$77.92	117.82
Deferred dealer manager fee	43.89	45.21	0.00	89.10
Total distributable for all classes				1,406.42
Total distributable per share for each class				0.06408548
Per share class:
Deferred Issuance Costs currently payable	83.79	45.21	77.92
Deferred Issuance Costs per share	0.01147808	0.00601233	0.01093151

Total distributable per share – same for each class	0.06408548	0.06408548	0.06408548
Less Deferred Issuance Costs per share	-0.01147808	-0.00601233	-0.01093151
Cash per share payable to stockholders	0.05260739	0.05807315	0.05315397
Cash payable to stockholders for the month	384.00	436.64	378.86	1,199.50

Note that the total amount payable to stockholders for the month is exactly the same as the amount declared.

The Issuer records the following journal entry to reflect the distributions declared and paid as well as the payment of the Deferred Issuance Costs.

Declaration

Distributions declared (Retained earnings)	$1,199.50
Distributions payable		1,199.50

Payment

Accounts payable	$206.92
Distributions payable	1,199.50
Cash		1,406.42

Summary

To summarize:

•
The upfront sales commissions and upfront dealer manager fees, as well as the deferred distribution fees and deferred dealer manager fees, are issuance costs in accordance with GAAP and recorded as reductions to the capital raised via debit to additional paid in capital.

•
Issuance Costs do not impact the Issuer’s earnings and, therefore, the Issuance Costs should not impact the Issuer’s earning per share calculation. The future payment of the Deferred Issuance Costs does not change their nature as offering costs.

•
The Issuer’s board of directors declares a single distribution rate applicable to all classes of the Issuer’s common stock. That single rate is adjusted per the board’s instructions via the record-share method by increasing the distribution rate for all classes of common stock to reflect the total Deferred Issuance Costs applicable to the period, and then that single distribution rate, being the same for each class of common stock, is adjusted down by the Deferred Issuance Costs applicable to each class of common stock, so that each class of common stock effectively incurs its class-specific Deferred Issuance Costs. The total distributions paid to stockholders are equal to the total amount declared by the Issuer’s board of directors.

On a related but separate note, the Issuer wishes to advise the Staff that in conducting its review and analysis of the Deferred Issuance Costs, the Issuer identified a separate class-specific item, being the performance fees that potentially could be earned by the Issuer’s advisor, which impact the Issuer’s earnings in the periods that such performance fees are recognized. The Issuer discussed this item with the Staff on July 14, 2017 via telephone. As discussed on that call, the performance fees are calculated separately for each class of common stock, and may result in the earnings per share for each class of common stock being impacted differently. While the Issuer believes that a change to the two-class method of calculating earnings per share as a result of the performance fees would be immaterial to the Issuer’s financial statements, the Issuer is still evaluating this item to more completely assess its impact on its historical financial statements. The Issuer expects to complete its review and analysis of the performance fee impact prior to filing its second quarter report on Form 10-Q.

We appreciate your review and assistance. Should you have any questions or need additional information, please do not hesitate to contact me.

Sincerely,

/s/ ERIC M. RUSSELL

Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
415.262.2017
eric.russell@db.com